Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

27 April 2017

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

Substantial Holding Notice

As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 26 April 2017.

Yours faithfully

Natasha Mercer

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),

Andrea Gisle Joosen (Sweden), David Harrison (USA), Alison Littley (United Kingdom),

James Osborne, Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719

ARBN: 097 829 895

STANDARD FORM TR-1 VOTING RIGHTS ATTACHED TO SHARES– ARTICLE 12(1) OF DIRECTIVE 2004/109/EC FINANCIAL INSTRUMENTS – ARTICLE 11(3) OF THE COMMISSION DIRECTIVE 2007/14/ECi

1.     Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii:

James Hardie Industries PLC

2.     Reason for the notification (please tick the appropriate box or boxes):

[X]     an acquisition or disposal of voting rights

[    ]    an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[    ]    an event changing the breakdown of voting rights

3.     Full name of person(s) subject to the notification obligationiii:

BlackRock, Inc.

4.     Full name of shareholder(s) (if different from 3.)iv: see section 9

5.     Date of the transaction and date on which the threshold is crossed or reachedv:

24th April 2017

6.     Date on which issuer notified:

26th April 2017

7.     Threshold(s) that is/are crossed or reached:

Holding has gone above 4%

8.     Notified details:

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction [v]i		Resulting situation after the triggering transaction vii
	Number of Sharesviii	Number of Voting rightsix	Number of shares[x]	Number of voting rightsxi		% of voting rights
			Direct	Direct xii	Indirectxiii	Direct	Indirect
AU000000JHX1	17,717,385	17,717,385	N/A	N/A	17,643,767	N/A	4.00%
SUBTOTAL A (based on aggregate voting rights)				17,643,767		4.00%

B) Financial Instruments
Resulting situation after the triggering transactionxiv
Type of financial instrument	Expiration Datexv	Exercise/Conversion Period/ Datexvi	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

SUBTOTAL B (in relation to all expiration dates)

Total (A+B)	number of voting rights	% of voting rights
17,643,767	17,643,767	4.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexvii:

Each of the following entities, which are wholly owned subsidiaries of BlackRock, Inc., hold the following interests in voting rights in their capacity as Investment Manager on behalf of clients:

Investment Manager	Voting Rights	%
BlackRock Institutional Trust Company, National Association	5,743,580	1.30%
BlackRock Fund Advisors	5,199,483	1.18%
BlackRock Advisors (UK) Limited	2,389,114	0.54%
BlackRock Investment Management (Australia) Limited	1,848,868	0.42%
BlackRock Investment Management (UK) Limited	767,587	0.17%
BlackRock Investment Management, LLC	678,801	0.15%
BlackRock Japan Co., Ltd.	510,557	0.12%
BlackRock Advisors, LLC	206,532	0.05%
BlackRock Asset Management Canada Limited	191,305	0.04%
BlackRock (Netherlands) B.V.	71,668	0.02%
BlackRock International Limited	21,234	0.00%
BlackRock Financial Management, Inc.	10,054	0.00%
BlackRock (Singapore) Limited	3,250	0.00%
BlackRock Asset Management North Asia Limited	1,734	0.00%

10. In case of proxy voting: [name of the proxy holder] will cease to hold [number] voting rights as of [date].

11. Additional information:

Done at 12 Throgmorton Avenue, London, EC2N 2DL, U.K. on 26th April 2017.